AVG TECHNOLOGIES N.V.

October 31, 2016

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

AD Office 3 – Information and Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Re:	AVG Technologies N.V.
Registration Statement on Form F-3ASR (File No. 333-206183)

Ladies and Gentlemen:

This letter constitutes an application by AVG Technologies N.V., a public limited liability company organized under the laws of The Netherlands (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form F-3ASR, including all exhibits thereto (File No. 333-206183), that was initially filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2015 (the “Registration Statement”). The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act. No securities have been sold or exchanged or will be sold or exchanged pursuant thereto.

On July 29, 2016, Avast Software B.V. (“Avast”), a direct wholly owned subsidiary of Avast Holding B.V., commenced a tender offer to acquire all outstanding ordinary shares of the Company at a purchase price of $25.00 per share, in cash, without interest and less any applicable withholding taxes or other taxes (the “Tender Offer”). The initial offering period of the Tender Offer expired on September 29, 2016 and the subsequent offering period of the Tender Offer expired on October 28, 2016. The depositary for the Tender Offer has advised that as of the expiration of the subsequent offering period, approximately 97% of the outstanding ordinary shares were validly tendered, including shares tendered during the initial offering period. Avast intends to acquire the outstanding ordinary shares not tendered pursuant to the Tender Offer through a compulsory share acquisition process under the Dutch Civil Code.

The Company filed on October 28, 2016 a Form 25 to delist its ordinary shares from the New York Stock Exchange and intends to deregister its shares under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. In connection with the expiration of the subsequent offering period for the Tender Offer, and the delisting and deregistration of its ordinary shares, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

Upon the granting of the Commission’s consent, please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement to the Registrant’s counsel, David Johansen of White & Case LLP, at (212) 354-8113.

If you have any questions regarding this application, please contact David Johansen at (212) 819-8509 or Jessica Chen at (212) 819-8503, both of White & Case LLP, with any questions. Thank you for your attention to this matter.

Very truly yours,

AVG Technologies N.V.

By: /s/ Alan Rassaby

Name: Alan Rassaby

Title:   Managing Director

By: /s/ Stefan Boermans

Name: Stefan Boermans

Title:   Managing Director

cc: David Johansen, White & Case LLP